Exhibit 3.1
3.05(a) Quorum of Shareholders. The presence, in person or by proxy, of shareholders entitled to cast at least a majority of the votes which all of shareholders are entitled to cast (after giving effect to any “excess shares” provision contained in the Articles of Incorporation of the Company), shall constitute a quorum at the meeting of shareholders. If a proxy casts a vote on behalf of a shareholder on any issue other than a procedural motion considered at a meeting of shareholders, the shareholder shall be deemed to be present during the entire meeting for purposes of determining whether a quorum is present for consideration of any other issue. If a quorum is present, the affirmative vote of a majority of all votes cast at the meeting shall be the act of the shareholders, unless the vote of a greater number or the voting by classes is required by the Pennsylvania Business Corporation Law, the Articles of Incorporation of the Company or these Bylaws.